

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

<u>Via E-Mail</u>
Maxine Gowen, Ph.D.
President and Chief Executive Officer
Trevena, Inc.
1018 West 8th Avenue, Suite A
King of Prussia, PA 19406

> **Re: Trevena, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 6, 2013**
> **CIK No. 0001429560**

Dear Dr. Gowen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Prospectus Summary, page 1

Company Overview, page 1

5. We note your disclosure that the company was founded to "discover and develop product candidates based upon the concept of biased ligands discovered by [y]our scientific founder, Dr. Robert Lefkowitz." If you have any in-licensing agreement with Dr. Lefkowitz or any other entity, please disclose the existence and material terms of such agreements and file them as exhibits to the registration statement.

Our Platform, page 2

6. At your first reference, please explain what "*in vitro* assays" are and why they are important to the output of your ABLE product platform.

Our Pipeline, page 3
TRV027, page 3

7. We note your reference on pages 4, 56, 73, 86, 94 and F-29 to "double-digit royalties" that you could receive if Forest Laboratories Holdings Limited ("Forest") exercises its option to license TRV027. Please revise your disclosure throughout to provide a narrower description of the potential royalties within 10%, such as single-digits, teens, twenties, etc.

8. Please disclose the terms of the licensing agreement related to the expiration of the royalty term that will apply if Forest should exercise its option. Please conform your disclosure throughout the registration statement wherever you discuss your agreement with Forest.

9. Please disclose the terms of the agreement related to Forest's sub-licensing rights and discuss how sublicensing would affect Forest's obligation to pay royalties or milestones. Please conform your disclosure throughout the registration statement wherever you discuss your agreement with Forest.

Risk Factors, page 12

"If we experience delays or difficulties in the enrollment of patients…," page 18

10. Please discuss any "delays or difficulties in the enrollment of patients in clinical trials" that you have experienced in the past.

"We contract with third parties for the manufacture of our product candidates…," page 27

11. We note your disclosure that you rely on third-party manufacturers for the manufacture of your product candidates. Please identify the specific manufacturers upon which you are reliant. In addition, to the extent that you are substantially dependent on any of these relationships, please file any underlying agreement with these parties as an exhibit to your registration statement and describe the material terms of such agreement in your registration statement.

"Our future success depends on our ability to retain key executives…," page 39

12. Please identify any individuals, other than your executive officers, that you consider "key employees," the loss of whom would materially harm your business.

13. If you have previously experienced difficulties such as those described in this risk factor relating to recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel, please so disclose.

Special Note Regarding Forward-Looking Statements, page 48

14. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement that you have not independently verified data obtained from industry publications and third party research, surveys and studies could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third party sources.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55
Critical Accounting Policies and Significant Judgments and Estimates, page 59
Fair Market Value Estimates, page 62

15. To gain a better understanding of your determination of the fair market value of your common stock at each valuation date, please provide us the following information in revised disclosure, as applicable:

- Clarify how the enterprise value was determined at each valuation date and how you allocated the enterprise value between the preferred and common stock. Please clarify how you considered the preferred stock issuances in determining the fair value of your common stock;

- For the August 15, 2013 valuation you indicate that you used the market, income, and cost approach within the PWERM method. Please clarify for each scenario whether the market, income, or cost approach was used, the significant assumptions for each methodology, and the probability assigned for each scenario. For the market approach clarify why you believe the companies you used were comparable to you and tell us the companies that you selected and what similarities existed between you and the public companies selected such as number of products, types of products, stage of development, collaboration agreements, working capital, liquidity, etc. Specify any adjustments that were made to reflect differences between you and the public companies selected. For the income and cost approach, tell us why you believe those methodologies are appropriate;

- For each valuation date, disclose the fair value determined by the third-party;

- With regards to the valuation of stock options granted on August 27, 2013, please include relevant information regarding your business operations that would substantiate the significant increase from the fair value of your stock options granted in June and July of 2013.

16. Please note the following once your IPO price has been determined:

- Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of your most recent equity issuance.

- We note your disclosure in Note 6 on page F-45 that the Series C preferred stock issued in May 2013 did not have a beneficial conversion feature. Please provide us your analysis, considering the IPO price, as to why no beneficial conversion feature was required to be recorded. In addition, please clarify in the filing the conversion rate of each issuance.

- Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

- We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Use of Proceeds, page 49

17. Please state how much of the proceeds and cash on hand you expect to spend on the development of each of TRV-027, TRV-130 and TRV-734 through 2015. Please also disclose to what stage of development the expenditure of such funds is expected to bring each of these three pipeline products.

Business, page 74

Intellectual Property, page 94

18. We note your discussion of your patent portfolio. Please disclose the jurisdictions, other than the United States, where patent applications have been filed or are pending.

19. Please advise us as to whether the recent decision of the Supreme Court of the United States on the patentability of genes and genetic material could affect the enforceability of any of your patents or the viability of any of your patent applications. If so, please provide appropriate risk factor disclosure.

Certain Relationships and Related Party Transactions, page 132
Preferred Stock Financings, pages 132-133

20. Please state the conversion rates of the Series B, Series B-1 and Series C preferred stock into common shares.

Principal Stockholders, page 136

21. In your footnote 3 on page 138, please identify the members of North Star Venture Management who share voting and investment power with Messrs. McGuire and Flint of the shares held of record by Polaris Venture Partners V, L.P.

Description of Capital Stock, page 141
Common Stock, page 141
Voting Rights, page 141

22. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Underwriting, page 153
Lock-Up Agreements, page 154

23. When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        Jim Fulton
        Cooley LLP
        1114 Avenue of the Americas
        New York, NY 10036-7798